December 21, 2010

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Healthcare Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Your Letter of December 14, 2010
Re: Form 10-K for the Year Ended August 31, 2010
Entest BioMedical, Inc.
File No. 333-154989

Dear Ms. Jenkins:

We received your letter regarding our Form 10-K for the Fiscal year ended August 31, 2010  as filed for Entest BioMedical, Inc. (the “Company”).

A corrected Accountant’s Report has been included in the 10-K/A for the Year ended August 31, 2010 (“10-K/A”) filed concurrently with this response.

Requested Acknowledgement

Please be advised that the Company and its officers and directors acknowledge that:

■      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
■      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
■      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any third person under the federal securities laws of the United States.

Thank you for your kind assistance and the courtesies that you have extended to assist the Company in complying with applicable disclosure requirements. Any additional questions may be directed to the undersigned.

Sincerely,

/s/ David R. Koos
David R. Koos
Chairman & CEO
Entest BioMedical, Inc.